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                                    FORM 8-A

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        COMMUNITY SHORES BANK CORPORATION
             (Exact name of registrant as specified in its charter)

               MICHIGAN                                 38-3423227
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                 1030 W. NORTON AVENUE, MUSKEGON, MICHIGAN 49441
               (Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered

           None

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form
relates:.........if applicable.

         Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
        ----------------------------------------------------------------
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The authorized capital stock of Community Shores Bank Corporation (the "Company") consists of 9,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of February 1, 2005, there were 1,430,000 shares of common stock issued and outstanding. No shares of preferred stock have been issued by the Company.

         Michigan law allows the Company's Board of Directors to issue additional shares of stock up to the total amount of common stock and preferred stock authorized without obtaining the prior approval of the shareholders.

PREFERRED STOCK

         The Board of Directors of the Company is authorized to issue preferred stock, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitation or restrictions thereof, as may be provided in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series:

         -        the number of shares and designation of the series;

         -        the dividend rate and whether dividends are to be cumulative;

         - whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights;

         - the rights to which the holders of shares will be entitled, and the preferences, if any, over any other series;

         - whether the shares will be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions;

         - whether the shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of such conversion or exchange;

         -        the voting powers, full or limited, if any, of the shares;

         - whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of any other series; and

         - any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.


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COMMON STOCK

         Dividend Rights

         Subject to any prior rights of any holders of preferred stock then outstanding, the holders of the common stock will be entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available for dividends. Under Michigan law, dividends may be legally declared or paid only if after the distribution the Company can pay its debts as they come due in the usual course of business, and the Company's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

         Funds for the payment of dividends by the Company are expected to be obtained primarily from dividends of Community Shores Bank, a subsidiary of the Company. There can be no assurance that the Company will have funds available for dividends, or that if funds are available, that dividends will be declared by the Company's Board of Directors.

         Voting Rights

         Subject to the rights, if any, of holders of shares of preferred stock then outstanding, all voting rights are vested in the holders of shares of common stock. Each share of common stock entitles the holder to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

         Preemptive Rights

         Holders of common stock do not have preemptive rights.

         Liquidation Rights

         Subject to any rights of any preferred stock then outstanding, holders of common stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

         Transfer Agent

         Mellon Investor Services, LLC of Ridgefield Park, New Jersey, serves as the transfer agent of the Company's common stock.


CERTAIN CHARTER PROVISIONS

         The following provisions of the Company's Articles of Incorporation may delay, defer, prevent, or make it more difficult for a person to acquire the Company or to change control of the Company's Board of Directors, reducing the Company's vulnerability to an unsolicited takeover attempt.


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         Classification of the Board of Directors

         The Company's Articles of Incorporation provide for the Board of Directors to be divided into three classes with staggered terms; each class to be as nearly equal in number as possible. Each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Any vacancies in the Board, or newly created director positions, may be filled by vote of the directors then in office. The Company's Articles of Incorporation provide that the number of directors shall be fixed by majority of the Board at no fewer than six nor more than fifteen.

         Removal of Directors

         The Michigan Business Corporation Act provides that, unless the articles of incorporation otherwise provide, shareholders may remove a director or the entire Board of Directors with or without cause. The Company's Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all the shares of the Company entitled to vote generally in the election of directors.

         Filling Vacancies on the Board of Directors

         The Company's Articles of Incorporation provide that any vacancies in the Board of Directors, or newly created director positions, may be filled by vote of the directors then in office. A new director chosen to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred.

         Nominations of Director Candidates

         The Company's Articles of Incorporation include a provision governing nominations of director candidates. Nominations for the election of directors may be made by the Board of Directors, a nominating committee appointed by the Board of Directors, or any shareholder entitled to vote for directors. In the case of a shareholder nomination, the Articles of Incorporation provide certain procedures that must be followed. A shareholder intending to nominate candidates for election must deliver written notice containing certain specified information to the Secretary of the Company at least sixty (60) days but not more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

         Certain Shareholder Action

         The Company's Articles of Incorporation require that any shareholder action must be taken at an annual or special meeting of shareholders, that any meeting of shareholders must be called by the Board of Directors or the Chairman of the Board, and, unless otherwise provided by law, prohibit shareholder action by written consent. Shareholders of the Company are not permitted to call a special meeting of shareholders or require that the Board call such a special meeting. The Michigan Business Corporation Act permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the Company's principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

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         Approval of Business Reorganizations

         The Company's Articles of Incorporation provide that the Board of Directors will not approve, adopt or recommend any offer of any person or entity (other than the Company) to make a tender or exchange offer for any equity security of the Company, to merge or consolidate the Company with any other entity or to purchase or acquire all or substantially all of the Company's assets, unless and until the Board of Directors has evaluated the offer and determined that it would be in compliance with all applicable laws and that the offer is in the best interests of the Company and its shareholders. In making its determination as to whether a transaction is in the best interests of the Company and its shareholders, the Board is permitted to consider all factors it deems relevant, including but not limited to: (i) the fairness of the consideration to be received by the Company and its shareholders, the trading price of the Company's common stock prior to the offer, historical trading prices of the Company's common stock, the price that could be achieved in a negotiated sale of the Company as a whole, past offers to other companies in connection with similar offers and the future prospects of the Company; (ii) the possible social and economic impact of the proposed transaction on the Company and its subsidiaries and their employees, customers, and depositors; (iii) the potential social and economic impact of the proposed transaction on the communities in which the Company and its subsidiaries operate or are located;
(iv) the business and financial condition and earnings prospects of the offering party; (v) the competence, experience and integrity of the offering party and its management; and (vi) the intentions of the offering party regarding the use of the assets of the Company to finance the transaction. For specified transactions that are not approved by at least fifty percent of the entire Board of Directors and fifty percent of the directors defined in the Articles of Incorporation as "Continuing Directors," the affirmative vote of at least 66 2/3 percent of the votes entitled to be cast in an election of directors is required to approve the transaction.

         Increased Shareholders' Vote for Alteration, Amendment or Repeal of Article Provisions

         The Company's Articles of Incorporation require the affirmative vote of the holders of at least 66 2/3 percent of the voting stock of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the above provisions of the Company's Articles of Incorporation.


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CERTAIN ANTI-TAKEOVER PROVISIONS

         Michigan Fair Price Act

         Certain provisions of the Michigan Business Corporation Act establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10 percent or more of the outstanding voting shares of the Company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with, a specified person.

         The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the Company in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the Company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; and (iii) five years must have elapsed since the person involved became an interested shareholder.

         The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

         Control Share Act

         The Michigan Business Corporation Act regulates the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act"). The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20 percent, 33-1/3 percent or 50 percent. Under the Control Share Act, an acquiror may not vote "control shares" unless the Company's disinterested shareholders (defined to exclude the acquiring person, officers of the target Company, and directors of the target Company who are also employees of the Company) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.


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         The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of the corporation's shareholders except the acquiring person.

ITEM 2.  EXHIBITS.

The following exhibits are filed with this form:

               Exhibit
               Number                      Exhibit
               ------                      -------
                  1                 Articles of Incorporation of the Company are
                                    incorporated by reference to Exhibit 3.1 of
                                    the Company's Quarterly Report on Form
                                    10-QSB for the quarter ended June 30, 2004
                                    (Commission File No. 333-63769)

                  2 The Bylaws of the Company are incorporated by reference to Exhibit 3.2 of the Company's
                                    Annual Report to the SEC on Form 10-KSB for the year ended December 31, 2003 (Commission
                                    File No. 333-63769)





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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 15th day of February, 2005.

                                     COMMUNITY SHORES BANK CORPORATION


                                     By: /s/JOSE A. INFANTE
                                         ---------------------------------------
                                         Jose' A. Infante
                                         Chairman of the Board, President and
                                         Chief Executive Officer




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                                  EXHIBIT INDEX

               Exhibit
               Number                      Exhibit
               ------                      -------
                  1                 Articles of Incorporation of the Company are
                                    incorporated by reference to Exhibit 3.1 of
                                    the Company's Quarterly Report on Form
                                    10-QSB for the quarter ended June 30, 2004
                                    (Commission File No. 333-63769)

                  2 The Bylaws of the Company are incorporated by reference to Exhibit 3.2 of the Company's
                                    Annual Report to the SEC on Form 10-KSB for the year ended December 31, 2003 (Commission
                                    File No. 333-63769)


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